Mail Stop 4561

August 14, 2007

Mr. Colin Binny
Chief Financial Officer
Amaru, Inc.
112 Middle Road, #08-01 Midland House
Singapore 188970

>   **Re: Amaru, Inc.**
>   **Form 10-KSB for the fiscal year ended December 31, 2006**
>   **File No. 0-32695**

Dear Mr. Binny:

We have reviewed your second response letter filed on July 20, 2007 and have the following additional comment. Where indicated, we think you should revise your document in response to this comment in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-KSB for the fiscal year ended December 31, 2006

Financial Statements

5. Intangible Assets, page F-15

1.   We note your response to prior comment 1 and your beliefs that your film library will have demand for an indefinite period, will have nostalgic value, and therefore will enable you to generate advertising and subscriptions revenues over an indefinite useful life. Please tell us how management was able to establish and support these beliefs and provide any study results or relevant evidence that is available. Additionally, please provide us with proposed disclosure that you plan to include in future filings within your critical accounting policies regarding your annual impairment test that you will perform on your film library. You should address items considered in your impairment analysis such as cash flow

projections and other factors which will allow you to track demand on your film library.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your proposed revisions that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please submit your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Howard Efron, Staff Accountant, at (202) 551-3439 or me at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Kevin Woody
Branch Chief